Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Releases 2007 First Half
Consolidated Income Statement and Consolidated Balance Sheet
     HUIZHOU, Guangdong, China, Nov. 14 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today released its consolidated income statement for the six months ended June 30, 2007 and consolidated balance sheet as at June 30, 2007.
     Highlights for the First Half of 2007
     Compared to the same period last year, net sales, gross profit and income from operations increased respectively 30.9%, 95.4% and 199.6% to reach RMB1,857.6 million (USD 244.0 million), RMB 496.4 million (USD 65.2 million) and RMB 368.1 million (USD 48.4 million) for the first half of 2007.
     Gross margin and operating margin increased respectively from 17.9% and 8.7% of revenues for the first half of 2006 to 26.7% and 19.8% for the same period this year.
     Basic earnings per share of common stock before and after extraordinary gain was RMB 21.53 (USD 2.83) and RMB 22.03 (USD 2.89) respectively.
     Basic earnings per share of common stock would have been RMB 7.06 (USD 0.93), had certain non-cash income and expenses, which, in management’s opinion, may not be indicative of the Company’s core business operating results, been excluded.
     “We had a strong first half of 2007, as all key indicators of financial performance, including gross margin, operating margin and basic earnings per share of common stock, show,” said Mr. Wu Rui Lin, Chairman of XING, “Supported by our powerful research and development capabilities, our efforts in innovation have resulted in the launch of a series of differentiated products of relatively high gross margins. We have adopted alternative sales channels including TV direct sales, which help us to compete effectively with our rivals in an increasingly competitive environment in China. We remain confident in our long-term prospects as one of the leading domestic telecommunication terminal players in China and firmly believe in our ability to continuously launch new and differentiated products that will satisfy the needs of consumers in specific market segments.”
     Financial Review of Operations for the First Half of 2007
     Compared to the first half of 2006, net sales increased 30.9% to reach RMB1,857.6 million (USD 244.0 million) for the same period this year. The growth was attributable to the sale of CECT-branded mobile phone handsets. For COSUN-branded mobile phone business, the Company recently completed the transition of product portfolio from full range to lower-end, with necessary adjustments in research and development and distribution channels, which has laid a solid foundation for growth in the second half of 2007 and for the years to come.
     Revenues from the sale of CECT-branded mobile phone handsets were RMB 1,549.6 million (USD 203.6 million) in the first half of 2007, an increase of 41.6% compared to the same period a year earlier, primarily due to higher handset shipments.
     CECT-branded handset shipments in the first half of 2007 were 1,808,000 units, an increase of 76.0% compared to the same period a year earlier. The growth was primarily driven by the popularity of the

CECT-branded ultra-long standby handset models. These ultra-long standby handsets can last up to 2 months in standby mode without a recharge. Additionally, the distribution channel of CECT-branded handsets was effectively broadened towards the end of 2006 when infomercials were first used to market and sell handsets directly to consumers.
     Compared to the first half of 2006, gross profit increased 95.4% to reach RMB 496.4 million (USD 65.2 million) for the same period this year. Gross margin increased from 17.9% of revenues for the first half of 2006 to 26.7% for the same period this year. The increase in gross profit and the improvement in gross margin were attributable to the gross profit contribution from the sale of CECT-branded mobile phone handsets.
     Gross profit from the sale of CECT-branded mobile phone handsets were RMB 445.9 million (USD 58.6 million) in the first half of 2007, an increase of 128.6% compared to the same period a year earlier. Gross margin increased from 17.8% of revenues for the first half of 2006 to 28.8% for the same period this year. The increase in gross profit and the improvement in gross margin were primarily due to the increase in sales of higher-margin CECT-branded handset products. In addition, the sale of the new CECT-branded C2000 model handsets through a new TV infomercial arrangement also contributed to the increase in gross profit. Under this new arrangement, the handsets are sold to the infomercial company at a higher price, but in return, the seller bears the airtime and logistics costs.
     Net income after extraordinary gain was arrived at after crediting/charging certain non-cash income/expenses listed in the chart below with their amounts, which, in management’s opinion, may not be indicative of the Company’s core business operating results.

		2007 first half	2007 first half
	Account	Un-audited	Un-audited
	classification	RMB ‘000	USD ‘000
Net gain on conversion of XING convertible notes by note holders to shares of a subsidiary	Non-operating income	339,000	44,535
Gain on deemed disposal of a subsidiary through IPO	Non-operating income	394,744	51,858
Share-based compensation expenses (Group’s share after related minority interests)	Operating expenses	-12,000	-1,576

		2007 first half	2007 first half
	Account	Un-audited	Un-audited
	classification	RMB ‘000	USD ‘000
Amortization of acquired intangible assets (Group’s share after related minority interests)	Operating expenses	-17,943	-2,358
Non-cash interest expenses	Non-operating expenses	-89,784	-11,795
Loss on re-measurement of embedded derivatives	Non-operating expenses	-95,242	-12,512
Extraordinary gain on acquisition of minority interests in a sub-subsidiary by a subsidiary	Extraordinary gain	17,586	2,310

Total, net		536,361	70,462
     Had the above non-cash income and expenses been excluded, net income after extraordinary gain would have been RMB 253.2 million (USD 33.3 million) instead of RMB 789.5 million (USD 103.7 million), and basic earnings per share of common stock would have been RMB 7.06 (USD 0.93) instead of RMB 22.03 (USD 2.89) for the six months ended June 30, 2007.
     Outlook
     We estimate that for the second half of 2007, the shipment volume of mobile phone handsets would increase over 80%, and gross margin for the mobile phone business segment would improve significantly, compared to the same period of 2006. The volume of shipment of our COSUN-branded mobile phone handsets, which primarily target lower-end market, is expected to start a climb in the second half, owing to significant improvements made in research and development, distribution channels and after-sales service. As for our CECT- branded mobile phone business, it is expected to remain robust in the foreseeable future with continuous launches of creative and differentiated mobile phone handsets.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 14, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Income Statement for the First Half of 2007

	2007 first half	2007 first half
	Un-audited	Un-audited
	RMB ‘000	USD ‘000
Net sales	1,857,591	244,035
Cost of goods sold	-1,361,187	-178,821
Gross profit	496,404	65,213
Gross margin	26.7%	26.7%
Operating expenses	-128,277	-16,852
Income from operations	368,126	48,361
Operating margin	19.8%	19.8%
Non-operating income less expenses	523,959	68,833
Income before income tax and minority interests	892,086	117,195
Income tax expense	-55,887	-7,342
Income before minority interests	836,198	109,853
Minority interests	-64,262	-8,442
Net income before extraordinary gain	771,937	101,411
Extraordinary gain	17,586	2,310
Net income after extraordinary gain	789,523	103,721

Distributed and undistributed earnings before extraordinary gain
Distributed earnings before extraordinary gain	—	—
Undistributed earnings before extraordinary gain	771,937	101,411
Total earnings before extraordinary gain	771,937	101,411

Allocation of undistributed earnings before extraordinary gain
To participatory convertible notes	133,702	17,565
To common stock	638,235	83,846

	2007 first half	2007 first half
	Un-audited	Un-audited
	RMB ‘000	USD ‘000
Total undistributed earnings before extraordinary gain	771,937	101,411

Basic earnings per share of common stock before extraordinary gain
Distributed earnings	—	—
Undistributed earnings	RMB 21.53	USD 2.83
Total basic earnings per share of common stock before extraordinary gain	RMB 21.53	USD 2.83

Distributed and undistributed earnings after extraordinary gain
Distributed earnings	—	—
Undistributed earnings	789,523	103,721
Total earnings after extraordinary gain	789,523	103,721

Allocation of undistributed earnings after extraordinary gain
To participatory convertible notes	136,748	17,965
To common stock	652,776	85,756
Total undistributed earnings after extraordinary gain	789,523	103,721

Basic earnings per share of common stock after extraordinary gain
Distributed earnings	—	—
Undistributed earnings	RMB 22.03	USD 2.89
Total basic earnings per share of common stock after extraordinary gain	RMB 22.03	USD 2.89

Diluted earnings per share of common stock Before extraordinary gain	N/A	N/A

	2007 first half	2007 first half
	Un-audited	Un-audited
	RMB ‘000	USD ‘000
Extraordinary gain	N/A	N/A
After extraordinary gain	N/A	N/A

Weighted average number of shares outstanding — basic	29,638,000	29,638,000
Weighted average number of shares outstanding — diluted	N/A	N/A
QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2007

	June 30, 2007
	Rmb ‘000	US$ ‘000
	(Un-audited)	(Un-audited)
ASSETS

Current assets:
Cash and cash equivalents	1,988,281	261,204
Restricted cash	442,274	58,102
Accounts and bills receivable	1,690,304	222,058
Inventories	329,582	43,298
Prepayments and other receivables	713,120	93,684
Deferred income tax assets	7,015	922
Total current assets	5,170,576	679,268

Property, plant and equipment	461,907	60,681
Other non-current assets	9,320	1,224
Investments at cost	7,802	1,025
Goodwill	110,134	14,468
Other acquired intangible assets, net	73,427	9,646

	June 30, 2007
	Rmb ‘000	US$ ‘000
	(Un-audited)	(Un-audited)
Total assets	5,833,166	766,312

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	1,435,545	188,590
Accounts payable	265,235	34,844
Deposits received, deferred revenues, accrued liabilities and other current liabilities	250,048	32,849
Embedded derivative liability	63,775	8,378
Bonds	126,880	16,668
Total current liabilities	2,141,483	281,329

Shareholders’ loans	7,508	986
Deferred income tax liability	7,239	951
Total liabilities	2,156,230	283,266

Minority interests	1,002,503	131,700

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 29,648,836 as of June 30, 2007	226	30
Additional paid-in capital	1,456,804	191,383
Retained earnings	1,211,560	159,164
Cumulative translation adjustments	5,845	768

	June 30, 2007
	Rmb ‘000	US$ ‘000
	(Un-audited)	(Un-audited)
Total shareholders’ equity	2,674,435	351,345
Total liabilities, minority interests and shareholders’ equity	5,833,168	766,311
For more information, please contact:
Rick Xiao
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.